

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

Dr. H. Dean Cubley
Chief Executive Officer
ERF Wireless, Inc.
2911 South Shore Boulevard, Suite 100
League City, Texas 77573

      Re: **ERF Wireless, Inc.**
             Preliminary Information Statement on Schedule 14C
             Filed March 27, 2015
             File No. 000-27467

Dear Dr. Cubley:

      We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management

Beneficial Ownership Table, page 3

1.   We note that a 13G/A was filed on January 16, 2015 stating a shareholder has beneficial ownership of 9.99% subject to a contractual cap under a Convertible Promissory Note and Warrant. Please explain why this party is not included in your beneficial ownership table. Additionally, please advise if any other persons hold more than five percent beneficial ownership of your shares.

Proposal No. 1:

Common Stock, page 4

2.   Please revise your disclosure to include the number of common stock shares issued and outstanding on the Record Date.

Warrants and Convertible Debt, page 5

3.   We note your disclosure that you do not believe that you currently have any warrants outstanding that will be exercised before their expiration date and have not reserved any shares for that purpose. Please advise your basis for this belief.

4.   We note your disclosure under the heading Reason for the Increase to Authorized Common Stock states that to fulfill contractual obligations associated with previous financing you could be obligated to issue up to approximately 4,000,000,000 shares. Please revise your disclosure to describe in greater detail this prior financing and to disclose the number of shares held in reserve for the Convertible Promissory Note referenced in the 13G/A filed January 16, 2015. Additionally, if other convertible promissory notes are outstanding please disclose how many shares are held in reserve to satisfy those obligations.

Reason for the Increase to Authorized Common Stock, page 5

5.   Please provide quantified disclosure regarding the impact of the increase in authorized shares of common stock that will result from the amendment to the articles of incorporation. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is effective.

Item 11. Executive Compensation

Summary Compensation Table, page 9

6.   Please revise your summary compensation table to include the compensation information for the most recently completed fiscal year.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information required by the Securities Exchange Act of 1934, Regulation 14A and corresponding Schedule 14C. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: R. Greg Smith
       Chief Financial Officer